Exhibit 99.1

Acorn International Reports Second Quarter 2020 Financial Results

SHANGHAI, September 30, 2020 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced its preliminary unaudited financial results for the quarter ended June 30, 2020.

Second Quarter Estimated Results Highlights

•	Net revenues increased 3.6% year-over-year in Q2 2020 to US$8.7 million.

•	Gross profit decreased 0.8% year-over-year in Q2 2020 to US$6.0 million.

•	Gross margin was 69.4% in Q2 2020, compared to 72.4% in Q2 2019.

•	Loss from continuing operations was US$0.7 million in Q2 2020, compared to a loss from continuing operations of US$0.4 million in Q2 2019.

•	Net income was US$2.0 million in Q2 2020 as compared to net income of US$0.1 million in Q2 2019. In Q2 2020, the Company recorded a $2.5 million gain from the sale of shares of E-Money Holding Co., Ltd. (“E-Money”) (formerly known as Shanghai Yimeng Software Technology Co., Ltd.).

Preliminary Financial Results for the Second Quarter of 2020:

Total net revenues were US$8.7 million in the second quarter of 2020, up 3.6% from US$8.4 million in the second quarter of 2019, primarily due to the growth in sales of Acorn Fresh products and the inclusion of Acorn Digital Services in revenues (in the year ago period, this business segment was included in other operating income). These increases were partially offset by lower sales of Babaka branded products and lower revenues from oxygen-generating products related primarily to the sale of the Company’s subsidiary Zhuhai Acorn Electronic Technology Co., Ltd (“Zhuhai Acorn”).

Cost of sales in the second quarter of 2020 was US$2.7 million, up 15% from US$2.3 million in the second quarter of 2019. The increase was primarily attributable to the inclusion of Acorn Digital Services in cost of sales in the second quarter of 2020 (in the year ago period, this business segment was included in other operating income), and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Gross profit in the second quarter of 2020 was US$6.0 million, down 0.8% from US$6.1 million in the second quarter of 2019. Gross margin was 69.4% in the second quarter of 2020, compared with 72.4% in the second quarter of 2019.

Total operating expenses in the second quarter of 2020 were US$6.8 million, up 5.3% from US$6.4 million in the second quarter of 2019. The increase was primarily due to a slight increase in media spending which was partially offset by lower general and administrative expenses.

Loss from continuing operations was US$0.7 million in the second quarter of 2020, as compared to a loss from continuing operations of US$0.4 million in the second quarter of 2019.

Other income was US$2.6 million in the second quarter of 2020, primarily due to a US$2.5 million gain from the sale of shares of E-Money.

Net income from continuing operations was US$2.0 million in the second quarter of 2020. This compares to net income from continuing operations of US$0.3 million in the second quarter of 2019. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (refer to “Discontinued Operations” discussion below), was US$26 thousand in the second quarter of 2020, compared to net loss from discontinued operations of US$0.1 million in the second quarter of 2019.

Net income attributable to Acorn was US$2.0 million in the second quarter of 2020. This compares to net income attributable to Acorn of US$0.1 million in the second quarter of 2019.

Preliminary Financial Results for the First Half of 2020:

Total net revenues were US$16.7 million in the first half of 2020, down 1.9% from US$17.0 million in the first half of 2019, primarily due to the impact of COVID-19 as well as lower revenues of oxygen-generating products related primarily to the sale of the Company’s Zhuhai Acorn subsidiary.

Cost of sales in the first half of 2020 was US$5.2 million, up 10.7% from US$4.7 million in the first half of 2019. The increase was primarily attributable to the inclusion of Acorn Digital Services in cost of sales in the first half of 2020 (in the year ago period, this business segment was included in other operating income), and a higher proportion of Acorn Fresh products, which have a slightly lower margin than Babaka branded products, in the product mix.

Gross profit in the first half of 2020 was US$11.5 million, down 6.6% from US$12.4 million in the first half of 2019. Gross margin was 69.1% in the first half of 2020, compared with 74.3% in the first half of 2019.

Total operating expenses in the first half of 2020 were US$12.6 million, up 3.2% from US$12.2 million in the first half of 2019. The increase was primarily due to a slight increase in media spending which was partially offset by lower general and administrative expenses.

Loss from continuing operations was US$1.0 million in the first half of 2020, as compared to income from continuing operations of US$0.2 million in the first half of 2019.

Other income was US$5.7 million in the first half of 2020, primarily due to a US$5.6 million gain from the sale of shares of E-Money. Other income in the first half of 2019 was US$4.9 million, and includes a US$3.8 million gain on the sale of the Company’s former principal office in Shanghai to a third party.

Net income from continuing operations was US$4.8 million in the first half of 2020. This compares to net income from continuing operations of US$5.2 million in the first half of 2019. Net loss from discontinued operations, which reflects the sale of a majority stake in the Company’s HJX electronic learning products business to a third-party investor and operator in 2017 as well as the Company’s call center operations which were discontinued in the third quarter of 2019 (refer to “Discontinued Operations” discussion below), was US$54 thousand in the first half of 2020, compared to net loss from discontinued operations of US$0.2 million in the first half of 2019.

Net income attributable to Acorn was US$4.7 million in the first half of 2020. This compares to net income attributable to Acorn of US$4.9 million in the first half of 2019.

As of June 30, 2020, Acorn’s estimated cash and cash equivalents, with restricted cash, totaled US$19.9 million. This compares to cash and equivalents, with restricted cash, of US$13.5 million as of December 31, 2019.

Discontinued Operations

In 2017, Acorn reached an agreement to sell a majority stake in its HJX electronic learning products business (“HJX Business”) to a third-party investor and operator, allowing the Company to focus on its core business. Acorn maintains a 37.5% stake in a joint venture established with this third party. As a result of this transaction, the Company is required by applicable accounting rules to treat the historical operations of the wholly-owned HJX Business as discontinued operations and the minority stake in the HJX Business as equity in losses of affiliates in the consolidated statements of operations for all periods presented, subject to the consolidation of the HJX Business into the joint venture entity.

In the third quarter of 2019, the Company completed closing of its call center in Wuxi, China. As a result, the Company is required by applicable accounting rules to treat the historical operations of the call center as discontinued operations for all periods presented.

Receipt of Non-binding Proposal to Acquire the Company

On August 17, 2020, the board of directors of the Company (the “Board”), received a preliminary non-binding proposal letter, dated August 17, 2020 (the “Proposal”), from Mr. Robert W. Roche, Executive Chairman of the Company, to acquire all of the outstanding shares of the Company not already owned by the Buyer Vehicle (as defined below) at US$15.22 per American Depositary Share (the “ADS,” each ADS representing twenty ordinary shares) or US$0.761 per ordinary share in cash, subject to certain conditions (the “Proposed Acquisition”). According to the Proposal, it is anticipated that the Buyer Vehicle or its shareholders will control approximately 75% of the outstanding shares of ordinary shares of the Company.

According to the Proposal, Mr. Robert W. Roche will form a transaction vehicle (the “Buyer Vehicle”) for the purpose of pursuing the proposed transaction. It is currently expected that substantially all of the capital for the Proposed Acquisition would be borrowed from third parties in the form of debt funding. In that regard, the Buyer Vehicle has entered into an agreement with a third party lender pursuant to which, subject to certain terms and conditions, such lender will provide such proposed funds. The third party lender will require a timely opportunity to conduct customary legal, financial and accounting due diligence, and satisfactory completion of such due diligence is a condition to the lender providing the proposed funds.

The Special Committee of the Board has conducted several meetings to consider the Proposal. No decisions have been made with respect to the Company’s response to the Proposed Acquisition, and has been engaged in discussions with representatives of the Buyer Vehicle regarding the terms of the Proposed Acquisition. There can be no assurance that any definitive offer will be made, that any agreement with respect thereto will be reached or executed, or that this or any other transaction will be approved or consummated.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “strives,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” and similar statements. Such statements are based on management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, including the extent and duration of the COVID-19 crisis whether any definitive offer will be made with respect to the Proposed Acquisition, whether any agreement with respect thereto will be reached or executed, and whether the Proposed Acquisition or any other transaction will be approved or consummated, which may cause the Company’s actual results, performance, or achievements to differ materially from those in these preliminary financial results and the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China, as well as potential friction between the U.S. and China associated with their current trade dispute and related factors, which could potentially impact Acorn. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2019 annual report on Form 20-F filed with SEC on June 3, 2020. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 4 of the Company’s 2019 annual report on Form 20-F filed with the SEC on June 3, 2020. The Company’s actual results of operations for the second quarter and first half of 2020 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Martin Key	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

- Financial Tables Follow -

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the three months ended 6/30/2020		For the six months ended 6/30/2020
	2019	2020	2019	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Direct sales	7,080,222	$7,400,631	$14,284,404	$14,295,213
Distribution sales	1,305,523	1,285,341	2,754,845	2,423,600
Total net revenues	8,385,745	8,685,972	17,039,249	16,718,813

Cost of revenues
Direct sales	-1,918,287	-2,240,353	-3,754,739	-4,337,784
Distribution sales	-396,953	-421,231	-916,850	-832,558
Total cost of revenues	-2,315,240	-2,661,584	-4,671,589	-5,170,342

Gross profit
Direct sales	5,161,935	5,160,278	10,529,665	9,957,429
Distribution sales	908,570	864,110	1,837,995	1,591,042
Total gross profit	6,070,504	6,024,388	12,367,660	11,548,471
	72.4%	69.4%	74.3%	69.1%
Operating (expenses) income
Other selling and marketing expenses	-4,432,673	-4,976,148	-8,300,954	-9,065,483
General and administrative expenses	-2,456,675	-2,236,374	-4,917,081	-4,374,492
Other operating income, net	462,205	442,166	1,042,781	876,463
Total operating (expenses) income	-6,427,144	-6,770,356	-12,175,254	-12,563,512
Income (loss) from continuing operations	-356,639	-745,968	192,406	-1,015,041

Interest expense	-	21,378	-	-
Interest income	70,864	8,029	153,225	54,046
Other income (expenses), net	288,687	2,618,513	4,862,536	5,666,693
Income (loss) from continuing operations before income taxes and equity in losses of affiliates	2,912	1,901,952	5,208,167	4,705,698

Income tax - current	256,078	188,954	-51,507	188,954
Income tax - deferred		-67,812	-	-104,624
Income (loss) from continuing operations before equity in losses of affiliates	258,990	2,023,094	5,156,660	4,790,028

Discontinued operations :
Income (loss) from discontinued operations	-127,636	-26,383	-230,512	-54,270
Income (loss) from discontinued operations before equity in losses of affiliates	-127,636	-26,383	-230,512	-54,270

Equity in losses of affiliates		-	-	-

Net income (loss)	131,354	1,996,711	4,926,148	4,735,758

Net income (loss) attributable to non-controlling interests	-1,290	-288	-3,028	-499
Net income (loss) attributable to Acorn International, Inc.	$132,644	$1,996,999	$4,929,176	$4,736,257

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	2019/12/31	2020/06/30

Cash and cash equivalents	$13,461,368	$19,803,702
Restricted cash	75,543	74,977
Accounts receivable, net	3,611,177	3,239,056
Inventory, net	3,042,762	2,274,861
Other prepaid expenses and current assets	7,112,042	6,956,071
Loan receivable	3,754,735	3,822,748
Loan to related party	14,804,052	14,809,594
Held-for-sale assets	468,191	466,520
Assets to be abandoned	116,559	-
Current assets	46,446,429	51,447,529

Property and equipment, net	559,964	594,888
Investments in affiliates		91,309
Available-for-sale securities	25,681,848	11,686,899
Right of use assets	1,785,194	1,310,135
Deferred tax assets, net	4,997,111	4,900,471
Other long-term assets	693,518	813,026
Total assets	$80,164,064	$70,844,257

Accounts payable	3,172,263	1,848,777
Dividend payable	133,405	131,206
Accrued expenses and other current liabilities	6,564,390	6,701,726
Lease Liability	881,349	833,027
Income taxes payable	1,648,520	1,482,499
Deferred revenue	68,798	16,948
Liabilities to be abandoned	222,578	-
Current liabilities	12,691,303	11,014,183

Lease Liability	1,032,645	610,926
Deferred tax liability, net
Total liabilities	13,723,948	11,625,109

Ordinary shares	918,844	918,844
Additional paid-in capital	117,445,969	117,445,969
Statutory reserve	8,350,141	8,350,141
Retained earnings	(77,913,299)	(73,177,042)
Beginning balance	(87,749,530)	(77,913,299)
Net income (loss) attributable to Acorn	9,836,231	4,736,257
Appropriation of statutory reserve fund
Accumulated other comprehensive income	45,635,771	33,769,027
Treasury stock, at cost	(28,320,324)	(28,405,594)
Total Acorn International, Inc. shareholders’ equity	66,117,102	58,901,345

Noncontrolling interests	323,014	317,804
Total equity	66,440,116	59,219,149
Total liabilities and equity	$80,164,064	$70,844,257

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